FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  May, 2010

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following is the text of an announcement made today by Hang Seng Bank, a 62.14 per cent owned subsidiary of the HSBC Group.

4 May 2010

HANG SENG ANNOUNCES
FIRST INTERIM DIVIDEND FOR 2010

The Board of Directors of Hang Seng Bank today declared a first interim dividend in respect of the year ending 31 December 2010 of HK$1.10 per share.

The first interim dividend will be payable on Thursday, 3 June 2010, to shareholders whose names appear on the Register of Shareholders of the Bank on Wednesday, 19 May 2010.

The Register of Shareholders of the Bank will be closed for one day on Wednesday,
19 May 2010
, during which no transfer of shares can be registered. To qualify for the first interim dividend for 2010, all transfers, accompanied by the relevant share certificates, must be lodged with the Bank's Registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4:30 pm on Tuesday, 18 May 2010. Shares of the Bank will be traded ex-dividend as from Monday, 17 May 2010.

The results of the Bank for the first half of 2010 will be announced on Monday, 2 August 2010.

The proposed timetables for the second, third and fourth interim dividends in respect of the year ending 31 December 2010 are:

Second Interim Dividend for 2010
Announcement date	2 August 2010
Book close and record date	17 August 2010
Payment date	1 September 2010

Third Interim Dividend for 2010
Announcement date	1 November 2010
Book close and record date	16 November 2010
Payment date	1 December 2010

Fourth Interim Dividend for 2010
Announcement date	28 February 2011
Book close and record date	15 March 2011
Payment date	30 March 2011

Founded in 1933, Hang Seng Bank operates over 2
2
0 service outlets, of which 10
4
are branches serving both personal and business customers. The Bank also maintains a branch in Shenzhen for foreign currency wholesale business, branches in Macau and Singapore, and representative offices in Xiamen and Taipei.

Established on 28 May 2007, wholly owned subsidiary Hang Seng Bank (China) Limited operates a mainland China network of 3
8
outlets in Beijing, Shanghai, Guangzhou, Shenzhen, Dongguan, Fuzhou, Nanjing, Hangzhou, Ningbo, Tianjin
,
Kunming
, Foshan and Zhongshan
.

With consolidated assets of HK$826 billion as at end of 2009, Hang Seng Bank reported a profit attributable to shareholders of HK$13,221 million for 2009. Hang Seng Bank is a principal member of the HSBC Group, one of the world's largest banking and financial services organisations. For further information on Hang Seng Bank, please visit the bank's website at
www.hangseng.com
.

Media enquires to Brendan McNamara on +44 (0) 20 7991 0655 or at
brendan.mcnamara@hsbc.com

Note to Editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 8,000 offices in 88 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,364 billion at 31 December 2009, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: 04 May, 2010